UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ability Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8789K124

(CUSIP Number)

Anatoly Hurgin

c/o Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

972-3-6879777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8789K124

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anatoly Hurgin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 832,500 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 832,500 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 13.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Based on 6,154,677 ordinary shares outstanding as of December 28, 2018.

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D originally filed on December 31, 2015 (the “Original Schedule 13D”), as further amended on August 22, 2018 (“Amendment No. 1”), December 3, 2018 (“Amendment No. 2”), and December 14, 2018 (“Amendment No. 3”, and, together with Amendment No. 1 and Amendment No. 2 , the “Amendments”), filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) with respect to its ownership of Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), in Ability Inc., a Cayman Islands corporation (the “Company”). This Amendment No. 4 amends the Original Schedule 13D, as amended by the Amendments, as specifically set forth herein. This Amendment No. 4 is being filed to report a change in the Reporting Person’s percentage of beneficial ownership of the Ordinary Shares as a result of recent equity issuances by the Company, and to supplement Items 4. 6 and 7.

Item 4. Purpose of Transaction.

The information provided by the Reporting Person in response to Item 6 is hereby incorporated by reference in response to this Item 4.

Item 5. Interests of Securities of the Issuer.

Item 5 of the Original Schedule 13D, as amended by Amendment No. 3, is hereby amended to add the following:

(a) and (b) There were 6,154,677 Ordinary Shares outstanding as of December 28, 2018. As of December 28, 2018, the Reporting Person beneficially owned 832,500 shares of Ordinary Shares of the Company, which comprises 13.5% of the outstanding Ordinary Shares. All such shares are held through a trust of which the Reporting Person is beneficiary and over which the Reporting Person has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement (as defined in the Original Schedule 13D). The shares reported in this Amendment No. 4 do not include Ordinary Shares which may become issuable to the Reporting Person pursuant to an earn-out under the Merger Agreement and the Conversion Agreement described in Item 6 below.

(c) The Reporting Person has not effected any transactions in the Company’s Ordinary Shares during the past 60 days, except with respect to the Conversion Agreement described in Item 6 of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended by the Amendments is hereby amended to add the following:

Conversion Agreement

Conversion Shares

On February 21, 2018, Reporting Person and Alexander Aurovsky (collectively, the “Founders”) executed an Irrevocable Undertaking (the “Undertaking”) for the benefit of the Company. According to the Undertaking, the Founders agreed to make available to the Company from March 1, 2018, a $3.0 million line of credit or loan in favor of the Company’s subsidiary, Ability Computer & Software Industries Ltd. (“Ability”). Subsequently, on April 11, 2018, the Company obtained a line of credit (the “Line of Credit”), secured by the Founders, from an Israeli commercial bank (the “Bank”) in the amount of NIS 11.0 million (approximately $3.1 million), of which NIS 5.5 million (approximately $1.5 million) has been drawn down to date. The Line of Credit, which is still secured by the Founders, has been extended through April 9, 2019.

On December 27, 2018, the Founders entered into an agreement (the “Conversion Agreement”) with the Company and Ability (the “Conversion Agreement”), pursuant to which the Founders will transfer to the Company an amount in cash equal to the amount outstanding (the “Founders’ Proceeds”) under the Company’s Line of Credit, and the Company will use the entire Founders’ Proceeds in order to repay the amount outstanding under the Company’s Line of Credit in full.

In return for transfer of the Founders’ Proceeds to the Company, the Company will issue, in a private placement, to each of the Founders 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25, the same price per unit of the Company’s recently closed public offering. The warrants will be immediately exercisable at a price of $3.25 per ordinary share, subject to adjustment in certain circumstances, expire five years from the date of issuance and contain substantially similar terms to the warrants issued in the recently closed public offering. Simultaneously with the issuance, the Undertaking will automatically terminate. The Conversion Agreement is expected to close on or around January 3, 2019.

The foregoing description of the Conversion Agreement is not complete and is qualified in its entirety by reference to the full text of the Conversion Agreement, a copy of which is filed herewith as Exhibit 99.1 to this Schedule 13 D/A and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this schedule:

Exhibit Number	Description of Exhibit
99.1	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of the Ability stockholders (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).

99.2	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).

99.3	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Company & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).

99.4	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).

99.5	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

99.6	Letter Agreement between Meitav Dash Trusts Ltd. and Anatoly Hurgin, dated March 20, 2016 (incorporated by reference to Exhibit 99.6 of Schedule 13D filed with the Securities and Exchange Commission on August 22, 2018).

99.7	Amendment to Escrow Agreement between Anatoly Hurgin, Alexander Aurovsky, Ability Inc. and the Bank Leumi Le-Israel Trust Company Ltd. dated November 13, 2017 (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on November 13, 2017).

99.8	Lock-Up Agreement between Ability Inc. and Anatoly Hurgin dated as of August 14, 2018 (incorporated by reference to Exhibit 99.8 of Schedule 13D filed with the Securities and Exchange Commission on August 22, 2018).

99.9	Lock-Up Agreement between Ability Inc. and Anatoly Hurgin dated as of November 22, 2018 (incorporated by reference to Exhibit 99.9 of Schedule 13D filed with the Securities and Exchange Commission on December 3, 2018).

99.10	Conversion Agreement by and among Ability Inc., Ability Computer & Software Industries Ltd, Alexander Aurovsky and Anatoly Hurgin, dated December 27, 2018 (incorporated by reference to Exhibit 10.1 of the Report on Form 6-K filed on December 28, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2018

By:	/s/ Anatoly Hurgin
Name:	Anatoly Hurgin

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